FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 22, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒      Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

25% REVENUE GROWTH IN FIRST NINE MONTHS OF 2008

Moscow, Russia — December 18, 2008 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the third quarter and the first nine months ended September 30, 2008.

Highlights of the first nine months of 2008:

•                  Strong double-digit revenue growth across all business segments

•                  Group revenue increased 24.8% to US$2,194.1 million

•                  Gross profit grew 22.2% to US$707.0 million

•                  Operating income rose 15.1% to US$193.6 million

•                  Net income increased 3.7% to US$109.6 million

•                  EBITDA1 rose 23.3% to US$282.7 million

•                  Operating cash flow grew 156.8% to US$168.5 million

“Despite a challenging operating environment, we achieved strong double-digit revenue and EBITDA growth in the third quarter and the nine months of 2008, which further testifies to the strength and resilience of the business and our focus on executing our strategy,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer.

“We continue to face significant headwinds created by a decline in consumer confidence in Russia and CIS, slower GDP growth, and unprecedented global financial turmoil. Nevertheless, our balance sheet is strong, our liquidity is excellent, and we are comfortable with our debt position, including a bond of approximately $185 million that we will pay down in March of 2009 if required. We may choose to refinance the debt if financing is available at attractive rates, but as of today, we are planning to repay those obligations with internal funds. We have a strong cash balance of $137 million as of the end of the third quarter and we continue to generate significant cash flow from operations, totalling $168 million in the first nine months of the year.”

“All of our business segments continue to post strong results, with group revenue growing 25% for the first nine months of 2008 on a year-over-year basis to nearly $2.2 billion. This growth has been purely organic. Our dairy segment delivered sales of $1.6 billion in the first nine months of 2008, up nearly 23% year-over-year. Our beverage business achieved sales growth of nearly 20% to $372.5 million through the first nine months of the year. And our baby food sales for the first nine months of 2008 grew 61% over same period in 2007 to $191.6 million.”

“Our gross profit for the first nine months of 2008 was $707 million, up 22% from the same period a year ago. This improvement was across all three business segments. EBITDA also continued to show solid improvement. For the first nine months of 2008, EBITDA was $282.7 million, up 23.3% from the first nine months of 2007.

1 Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

“In conclusion, I would like to add that we remain confident in our financial strength, our ability to execute, and our strategy for sustained profitability. Over the last several years, we have put in place a strong foundation, which, combined with the very nature of our business, will see us emerge even stronger from this uncertain period”

Key Financial Indicators for the First Nine Months and 3Q 2008 vs. 2007

	9M2008	9M2007	Change	3Q2008	3Q2007	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln	US$ ‘mln

Sales	2,194.1	1,758.3	24.8%	702.1	610.5	15.0%
Dairy	1,630.0	1,328.7	22.7%	524.6	470.3	11.5%
Beverages	372.5	310.6	19.9%	113.5	98.5	15.2%
Baby Food	191.6	119.0	61.0%	64.0	41.7	53.5%
Gross profit	707.0	578.4	22.2%	236.6	200.6	18.0%
Selling and distribution expenses	365.7	281.7	29.8%	124.6	95.8	30.1%
General and administrative expenses	136.5	129.5	5.4%	39.6	43.2	(8.4)%
Operating income	193.6	168.3	15.1%	67.6	59.9	12.9%
Financial expenses, net	36.5	15.4	137.1%	24.7	2.9	759.7%
Net income	109.6	105.6	3.7%	31.0	39.8	(22.2)%
EBITDA	282.7	229.4	23.3%	98.9	82.2	20.3%
CAPEX excluding acquisitions	158.9	127.7	24.4%	47.7	58.6	(18.6)%

Dairy

Sales in the Dairy Segment increased 22.7% to US$1,630.0 million in the first nine months of 2008 from US$1,328.7 million in the same period of 2007. The growth was organic, driven primarily by pricing and offset slightly by volume decline. The average dollar selling price rose 33.0% to US$1.40 per kg in the first nine months of 2008 from US$1.05 per kg in the same period of 2007 driven primarily by average ruble price growth and exchange rate effect. Our raw milk purchasing price grew 35.7% year-on-year in ruble terms (46.2% in US dollar terms) in the first nine months of 2008. The gross margin in the Dairy Segment decreased to 29.1% in the first nine months of 2008 from 30.1% in the first nine months of 2007. Despite continued raw milk cost pressure, the gross margin in the Dairy segment improved slightly to 30.8% in the third quarter of 2008 from 30.5% in the third quarter 2007 and also improved sequentially from 30.1% in the second quarter of 2008.

Beverages

Sales in the Beverages Segment increased 19.9% to US$372.5 million in the first nine months of 2008 from US$310.6 million during the same period last year, driven mainly by a healthy balance of price, volume and mix. The average dollar selling price increased 14.8% to US$0.95 per liter in the first nine months of 2008 from US$0.83 per liter in the first nine months of 2007. The gross margin in the Beverages Segment decreased to 38.6% in the first nine months of 2008 from 40.4% in the same period last year, due to concentrate cost pressure. The gross margin in Beverages increased slightly to 40.0% in the third quarter of 2008 from 39.6% in the third quarter last year.

Baby Food

Sales in the Baby Food Segment increased 61.0% to US$191.6 million in the first nine months of 2008 from US$119.0 million in the same period last year, driven by a healthy balance of volume and price. The average selling price rose 27.4% to US$2.37 per kg in the first nine months of 2008 from US$1.86 per kg in the first nine months of 2007. The gross margin in the Baby Food Segment increased to 46.6% in the first nine months of 2008 from 44.4% in the first nine months of 2007.

Key Cost Elements

In the first nine months of 2008, selling and distribution expenses increased 29.8% to US$365.7 million. Selling and distribution expenses, as a percentage of sales, stood at 16.7% in the first nine months of 2008 compared to 16.0% in the same period last year. General and administrative expenses increased 5.4% to US$136.5 million in the first nine months of 2008. General and administrative expenses, as a percentage of sales, declined to 6.2% in the first nine months of 2008 from 7.4% in the same period last year.

Operating profit increased 15.1% to US$193.6 million in the first nine months of 2008. EBITDA grew 23.3% to US$282.7 million.

In the first nine months of 2008, financial expenses grew to US$36.5 million from US$15.4 million in the same period of 2007. This was mainly a result of a currency revaluation loss of US$3.9 million in the first nine months of 2008 against currency revaluation gain in 2007 of US$14.0 million. Currency revaluation loss amounted to US$ 15.1 million in the third quarter of 2008 compared to currency revaluation gain in the third quarter of 2007 of US$8.4 million. Currency revaluation loss was incurred in the third quarter as a result of the weakening of the ruble against the dollar, impacting mainly US$250 million syndicated loan taken out in the second quarter of 2008. Currency revaluation loss is not a cash item.

Our effective tax rate decreased to 28.5% in the first nine months of 2008 from 29.3% in the same period of 2007.

Net Income

Net income increased 3.7% to US$109.6 million in the first nine months of 2008 from US$105.6 million in the first nine months of 2007. Underlying net income excluding foreign currency revaluation effect and adjusted for respective tax amount increased in the third quarter of 2008 by 23.7% year-on-year to $41.9 million, and by 17.4% year-on-year in the first nine months of 2008 to $112.4 million.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	9 months ended		9 months ended
	September 30, 2008		September 30, 2007
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	109.6	5.0%	105.6	6.0%
Add: Depreciation and amortization	89.1	4.1%	61.1	3.5%
Add: Income tax expense	44.8	2.0%	44.7	2.5%
Add: Interest expense	35.2	1.6%	29.5	1.7%
Less: Interest income	(4.3)	(0.2)%	(2.3)	(0.1)%
Less: Currency remeasurement (gains)/losses, net	3.9	0.2%	(14.0)	(0.8)%
Add: Bank charges	2.0	(0.1)%	2.1	(0.1)%
Add: Minority interest	2.7	(0.1)%	2.5	(0.1)%
Add: Other (gains)/losses	(0.3)	(0.01)%	0.1	0.004%

EBITDA	282.7	12.9%	229.4	13.0%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	September 30, 2008	December 31, 2007*
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	137,145	33,452
Trade receivables, net	154,116	157,608
Inventory	312,878	261,254
Taxes receivable	64,552	65,689
Advances paid	36,375	43,924
Deferred tax asset	22,619	17,479
Other current assets	14,492	13,252
Total current assets	742,177	592,658

Non-current assets:
Property, plant and equipment, net	803,641	767,654
Intangible assets	39,000	34,015
Goodwill	124,737	129,391
Deferred tax asset – long-term portion	1,061	2,947
Other non-current assets	9,550	6,437
Total non-current assets	977,989	940,444
Total assets	$1,720,166	$1,533,102

* Balance sheet as of December 31, 2007 presented herein has been derived from the audited financial statement at that date.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	September 30, 2008	December 31, 2007*
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	142,561	130,729
Advances received	10,928	13,626
Short-term debt	244,722	405,274
Taxes payable	16,510	14,351
Accrued liabilities	36,697	51,877
Other payables	52,080	40,349
Total current liabilities	503,498	656,206

Long-term liabilities:
Long-term debt	399,055	140,553
Other long-term payables	8,415	18,346
Deferred taxes – long-term portion	35,015	31,011
Total long-term liabilities	442,485	189,910

Total liabilities	945,983	846,116

Minority interest	14,893	13,862

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at September 30, 2008 and December 31, 2007	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	86,765	110,171
Retained earnings	478,485	368,913
Total shareholders’ equity	759,290	673,124

Total liabilities and shareholders’ equity	$1,720,166	$1,533,102

* Balance sheet as of December 31, 2007 presented herein has been derived from the audited financial statement at that date.

Condensed Consolidated Statements of Operations and

Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2008	2007

Sales	$2,194,132	$1,758,316

Cost of sales	(1,487,084)	(1,179,894)

Gross profit	707,048	578,422

Selling and distribution expenses	(365,745)	(281,704)
General and administrative expenses	(136,455)	(129,495)
Other operating income (expenses) net	(11,221)	1,025

Operating income	193,627	168,248

Financial income and expenses, net	(36,513)	(15,401)

Income before provision for income taxes and minority interest	157,114	152,847

Provision for income taxes	(44,830)	(44,712)

Minority interest	(2,712)	(2,514)

Net income	$109,572	$105,621

Other comprehensive income
Currency translation adjustment	(23,406)	30,744

Comprehensive income	$86,166	$136,365

Net income per share - basic and diluted	$2.49	$2.40

Weighted average number of shares outstanding	44,000,000	44,000,000

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Nine months ended
	September 30,
	2008	2007
Cash flows from operating activities:
Net income	$109,572	$105,621
Adjustments to reconcile net income to net cash provided by operating activities	105,235	54,685
Changes in operating assets and liabilities	(46,350)	(94,713)*
Total cash provided by operating activities	168,457	65,593

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(700)	(21,005)
Cash paid for property, plant and equipment	(155,313)	(108,207)
Cash invested in short-term bank deposits and other current assets	—	6,718
Other investing activities	2,140	3,551
Net cash used in investing activities	(153,873)	(118,943)

Cash flows from financing activities:
Proceeds from bonds and notes payable, net of debt issuance costs	207,476	151,466
Short-term loans and notes, net	(60,542)	(86,177)
Repayment of long-term loans and notes	(307,182)	(3,621)
Proceeds from long-term loans, net of debt issuance costs	268,970	7,692
Repayment of long-term payables	(11,256)	(15,691)
Dividends paid	(118)	(5,420)*
Total cash provided by financing activities	97,348	48,249

Impact of exchange rate differences on cash and cash equivalents	(8,239)	2,045
Net change in cash and cash equivalents	103,693	(3,056)
Cash and cash equivalents, at beginning of period	33,452	40,310
Cash and cash equivalents, at the end of period	$137,145	$37,254

* Personal income taxes for dividends paid were re-classified in the cash flows from operating to financing activities. For comparative information, dividends paid and related taxes for the first nine months of 2007 have been adjusted, to conform to the presentation of the current period.

- Ends -

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 18,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2008, Standard & Poor’s Governance Services assigned on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: December 22, 2008